LEGACY
HOTELS

REAL ESTATE INVESTMENT TRU

File No. 82-34729




05009255

SUPPL

SEC MAIL RECEIVED JUN 23 2005 PROCESSING

June 22, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of June 20, 2005

- **Legacy Hotels Real Estate Investment Trust Announces Quarterly Distribution**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

PROCESSED
JUN 27 2005
THOMSON
FINANCIAL

dlw 6/27

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST



By: ______________________
Stuart M. Miller
Secretary

Enclosure

cc: Robert P. Freeman, Esq.


LEGACY
HOTELS

Legacy Hotels Real Estate Investment Trust Announces Quarterly Distribution

TORONTO, Jun 20, 2005 (Canada NewsWire via COMTEX) -- Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced a second quarter distribution of $0.08 per unit to unitholders of record as of June 30, 2005. Payment will be made on or about July 20, 2005.

"With respect to our second quarter performance, we expect year-over-year RevPAR growth. This growth however, will not be as significant as previously anticipated," said Neil J. Labatte, Legacy's President and Chief Executive Officer.

Legacy will release its second quarter results on July 21, 2005.

About Legacy Hotels Real Estate Investment Trust

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

Chantal Nappert, Director, Investor Relations,
Tel: (416) 860-6140,
Email: investor@legacyhotels.ca,
Website: www.legacyhotels.ca